Exhibit 99.1

GOVERNMENT OF INDIA
MINISTRY OF CORPORATE AFFAIRS
Registrar of Companies, Goa
Company Law Bhawan, EDC Complex, Plot No. 21, Patto Panaji Goa - 403001, Goa, INDIA
Certificate of Incorporation pursuant to change of name
[Pursuant to rule 29 of the Companies (Incorporation) Rules, 2014]
Corporate Identification Number (CIN): : L13209GA1965PLC000044
I hereby certify that the name of the company has been changed from Sesa Sterlite Limited to Vedanta Limited with effect from the date of this certificate and that the company is limited by shares.
Company was originally incorporated with the name Sesa Goa Private Limited
Given under my hand at Goa this Twenty First day of April Two Thousand Fifteen.
Signature valid
Digitally signed by
KATKAR VISHNU
PANDURANG
Date: 2015.04.21 16:49:42
GMT+05:30
VISHNU PANDURANG KATKAR
Registrar of Companies
Registrar of Companies
Goa
Mailing Address as per record available in Registrar of Companies office:
Vedanta Limited
SESA GHOR 20 EDCCOMPLEX PATTO, PANJIM,
GOA - 403001,
Goa, INDIA
(iv)